

December 13, 2022

Rong Luo
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

   Re: Baidu, Inc.
     Form 20-F for the Year Ended December 31, 2021
     Filed March 28, 2022
     Response Letter filed October 31, 2022
     File No. 000-51469

Dear Rong Luo:

  We have reviewed your October 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information
Cash Flows through our Organization , page 7

1. In connection with your response to comment 1, to enhance transparency, please revise the Selected Condensed Consolidating Cash Flows Information on page 11 to include captions and annotations for capital contributions, loans and principal repayments to/ from the VIEs.

Financial Information Related to the Consolidated Affiliated Entities, page 9

2.   We note your response to prior comment 3 and your proposed presentation of Selected Condensed Consolidating Balance Sheets and Statements of Comprehensive Income. With respect to the Condensed Consolidating Balance Sheets, please explain why the Contractual interests in the VIEs and VIEs' subsidiaries are reported under "Other Subsidiaries" instead of the "Primary Beneficiaries of VIEs."

3.   With respect to the Consolidating Statements of Comprehensive Income, explain:
   • why certain of the revenues of the VIEs and VIE subsidiaries are not included in the revenues of the primary beneficiaries of the VIEs and appear to be included under Other Subsidiaries; and
   • why there is a difference between the net income (loss) reported by the VIEs and VIE subsidiaries and the net income (loss) reported by the primary beneficiaries.

      You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Shu Du (Skadden)